UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road,

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Results of the Extraordinary General Meeting of Pop Culture Group Co., Ltd

An extraordinary general meeting (the “Meeting”) of shareholders of Pop Culture Group Co., Ltd (the “Company”) was held on March 26, 2024, at 9:00 a.m., Eastern Time at 3rd Floor, No. 168 Fengqi Road, Jimei District, Xiamen City, Fujian Province, the People’s Republic of China. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s current amended and restated articles of association, and the Notice and Proxy Statement of the Meeting dated March 1, 2024.

At the close of business on February 29, 2024, the record date for the determination of shareholders entitled to vote at the Meeting, there were 1,862,733 Class A Ordinary Shares outstanding, each share being entitled to one vote, and 576,308 Class B Ordinary Shares outstanding, each share being entitled to seven votes. Shareholders representing 79.88% of the votes exercisable by holders of Class A and Class B ordinary shares as of the record date were present in person or by proxy at the Meeting. Thus, a quorum for Proposals No. 2 and 3 was present. Among these shareholders, shareholders holding 676,515 Class A ordinary shares were present in person or by proxy at the Meeting to vote for Proposal No. 1, out of a total of 1,862,733 Class A ordinary shares entitled to vote at the Meeting, representing 36.31% of the votes exercisable by holders of Class A ordinary shares as of the record date, were present in person or by proxy at the Meeting. Therefore, a quorum for Proposal No. 1. was present.

At the Meeting, the shareholders of the Company voted for the three proposals considered by passing the following resolutions pursuant to the accompanying voting results. The Company separately obtained a written consent from the shareholders holding not less than two-thirds of issued Class B ordinary to the Class B Variation.

Proposal No. 1 – Class B Variation

Resolution Passed

1.	The resolution proposed as “It is resolved, by way of Special Resolution passed by the holders of the Company’s issued and outstanding Class A ordinary shares, to hereby approve the variation of the rights of each class of shares currently issued by the Company in such manner and to such extent such that each holder of Class B ordinary shares shall be entitled to exercise 100 votes for each Class B ordinary share they hold (the “Class B Variation”).”

Voting Results

Resolution	For	Against	Abstain
Proposal No. 1	666,366	9,394	755
Percentage of Votes Cast:	98.50%	1.39%	0.11%

Proposal No. 2 – Share Capital Increase

Resolution Passed

2.	It is resolved, as an Ordinary Resolution, that the authorized share capital of the Company be increased from US$60,000 divided into 4,400,000 Class A ordinary shares of par value US$0.01 each, 600,000 Class B ordinary shares of par value US$0.01 each and 1,000,000 Class C ordinary shares of par value US$0.01 each, to US$760,000 divided into 64,400,000 Class A ordinary shares of par value US$0.01 each, 10,600,000 Class B ordinary shares of par value US$0.01 each and 1,000,000 Class C ordinary shares of par value US$0.01 each (the “Share Capital Increase”).

Voting Results

Resolution	For	Against	Abstain
Proposal No. 2	4,703,783	5,634	756
Percentage of Votes Cast:	99.86%	0.01%	-%

Proposal No. 3 – MAA Adoption

Resolution Passed

3.	It is resolved, as a Special Resolution, that subject to and immediately following the Class B Variation and the Share Capital Increase being effected, the Company adopt amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Class B Variation and the Share Capital Increase.

Voting Results

Resolution	For	Against	Abstain
Proposal No. 3	4,699,519	9,779	876
Percentage of Votes Cast:	99.77%	0.02%	-%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: March 29, 2024	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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